UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D/A

                  Under the Securities Exchange Act of 1934

                                E-Z-EM, INC.
                              (Name of Issuer)

                Class A Common Stock, par value $0.10 per share
                       (Title of Class of Securities)

                                  269305207
                                (CUSIP Number)

                                David P. Meyers
                             1534 North Decatur Road
                                  Suite 202
                            Atlanta, Georgia 30307
                               (404) 371-0563
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 9, 2002
                        (Date of event Which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 269305207

   (1)  Name of Reporting                     David P. Meyers
        Persons. I.R.S.Identification
        Nos. of Above Persons
        (Entities Only)

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 2(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         156,750 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         620,806 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         156,750 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         620,806 shares

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        332,742 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             8.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Jonas I. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         156,750 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         620,806 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         156,750 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         620,806 shares

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        332,742 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             8.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Stuart J. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                   (7) Sole Voting
                                       Power         156,850 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         620,806 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         156,850 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         620,806 shares

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        332,742 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             8.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Betty K. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         200,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         200,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        200,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             5.0%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Meyers Family Limited
        Persons. S.S. or                      Partnership
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         620,806 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         620,806 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        620,806 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             15.5%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            PN
        Persons

  Item 1. Security and Issuer

        This statement on Schedule 13-D/A (the "Statement") relates to shares of the common stock, $0.10 par value per share (the "Shares"), of E-Z-EM, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 717 Main Street, Westbury, New York 11590-5021.

Item 2. Identity and Background

        This Statement is filed by David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited
Partnership (collectively, the "Reporting Persons").

        (a), (b) and (c)

        The Meyers Family Limited Partnership is a Louisiana Limited Partnership whose principle business is to hold investments on behalf o the Meyers family. The address of its principal business and office are: c/o David P. Meyers, 1534 North Decatur Road, Suite 202, Atlanta, Georgia 30307.

        The business address of David P. Meyers is 1534 North Decatur Road, Suite 202, Atlanta, Georgia 30307. Mr. Meyers principal occupation and employment is as the owner of Alpha Cord, Inc., which is in the business of arranging the cryogenic processing and storage of umbilical cord blood. Mr. Meyers is also a director of the Company.

	The residence address of Jonas I. Meyers is 904 Oakland Avenue, Ann Arbor, Michigan 48104. Mr. Meyers is a radio announcer for WABJ.

      The residence address of Stuart J. Meyers is 1841 Vermack Court, Dunwoody, Georgia 30338. Dr. Meyers is self-employed as a doctor of pathology.

      The residence address of Betty K. Meyers is 232 Lake Marina
Drive, Unit 12B, New Orleans, Louisiana 70124. Ms. Meyers is a homemaker.

        (d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   All of the Reporting Persons are citizens of the United
States.

Item 3. Source and Amount of Funds or Other Consideration

       On June 9, 2002, by a Stock Purchase Agreement dated June 7, 2002, Betty K. Meyers sold to the Meyers Family Limited Partnership 620,806 shares of Class A common stock in the Company and 873,709 shares of Class B common stock in the Company (collectively, the "Transferred Securities"). The purchase price for the Transferred Securities was $10,377,694, all of which was paid in the form of a promissory note that bears interest at 6% per annum, and under which all principle and accrued interest are payable in full on or before the first to occur of (a) the sale, assignment, pledge or other conveyance of the Transferred Securities, or June 7, 2005. Simultaneous with the sale of the Transferred Securities, the Meyers Family Limited Partnership executed a Stock Pledge Agreement under which it granted Betty Meyers a security interest in the Transferred Securities.

Item 4. Purpose of the Transaction

       The purpose of the acquisition of the Transferred Securities by the Meyers Family Limited Partnership was estate planning.

       David P. Meyers, one of the Reporting Persons, has filed a shareholder proposal with the Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Mr. Meyer's shareholder proposal would change the Company's bylaws to provide that directors must be less than seventy (70) years of age to be qualified to serve on the board, and that any director who ceases to be so qualified would be automatically terminated. Additional changes proposed by Mr. Meyers to the bylaws to implement the age qualification requirement are to declassify the Company's board of directors and to eliminate the requirement that directors may only be removed by the vote of 80% of the Class A common stockholders.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

David P. Meyers is the direct owner of 156,750 shares (3.9%) of Class A common stock, and has a remainder interest in 36,000 shares of Class A common stock in which his mother, Betty K. Meyers, has a life estate. Mr. Meyers is the beneficial owner of 139,991.75 shares (3.4%) of Class A common stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 620,806 shares of Class A common stock by virtue of the transaction described in Item 3 herein. Mr. Meyers has the sole power to vote and dispose of the shares that he directly owns and the shared power to vote and dispose of the shares that he beneficially owns through the Meyers Family Limited Partnership.

Jonas I. Meyers is the direct owner of 156,750 shares (3.9%) of Class A common stock, and has a remainder interest in 36,000 shares of Class A common stock in which his mother, Betty K. Meyers, has a life estate. Mr. Meyers is the indirect owner of 139,991.75 shares (3.5%) of Class A common stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 620,806 shares of Class A common stock by virtue of the transaction described in Item 3 herein. Mr. Meyers has the sole power to vote and dispose of the shares that he directly owns and the shared power to vote and dispose of the shares that he beneficially owns through the Meyers Family Limited Partnership.

Stuart J. Meyers is the direct owner of 156,750 shares (3.9%) of Class A common stock, and has a remainder interest in 36,000 shares of Class A common stock in which his mother, Betty K. Meyers, has a life estate. Mr. Meyers is the indirect owner of 139,991.75 shares (3.5%) of Class A common stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 620,806 shares of Class A common stock by virtue of the transaction described in Item 3 herein. Mr. Meyers has the sole power to vote and dispose of the shares that he directly owns and the shared power to vote and dispose of the shares that he beneficially owns through the Meyers Family Limited Partnership. In addition, Mr. Meyers has the power to direct the vote and disposition of 100 shares of Class A common stock owned by his son, Jonas Saul Meyers.

Betty K. Meyers is the direct owner of 200,000 shares (5.0%) of Class A common stock, of which Ms. Meyers only has a life estate in 108,000 of the shares. Ms. Meyers has the sole power to vote and dispose of the shares held in her name.

The Meyers Family Limited Partnership owns 620,806 shares (15.5%) of Class A common stock. The Meyers Family Limited Partnership shares the power to vote and dispose of the shares held by it with the other
Reporting Persons herein.

          (c) The only transaction effected in Class A common stock by any of the reporting persons within the past sixty days was the transaction described in Item 3 herein.

          (d) In addition, to the beneficial ownership of David P. Meyers, Stuart J. Meyers and Jonas I. Meyers in the Meyers Family Limited Partnership as disclosed above, the following persons own beneficial interests in the Meyers Family Limited Partnership, and therefore have the right to receive dividends or the proceeds of the sale of securities held by said entity:

Sara Meyers                                   7.12%
Christi Meyers                                7.12%
The Sara and Stuart Meyers Children's Trust   16.59%
David Meyers Children's Trust                 1.53%

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The Reporting Persons are related and have an oral understanding to, unless agreed otherwise, vote their shares of Class A common stock for David P. Meyers as a director, and to consult with each other prior to voting on any other matter that may come before Class A common stockholders for a vote. There is no written agreement evidencing their understanding.

Item 7. Materials to be Filed as Exhibits

Exhibit No.             Description

    10.1.    Promissory Note dated June 7, 2002 by Meyers Family
             Limited Partnership.

    10.2. Stock Pledge Agreement dated June 7, 2002 by and between Meyers Family Limited Partnership and Betty
             Kramer Meyers.

                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                   /s/ David P. Meyers
                                   David P. Meyers, Individually


                                   /s/ Jonas I. Meyers
                                   Jonas I. Meyers, Individually


                                   /s/ Stuart J. Meyers
                                   Stuart J. Meyers, Individually


                                   /s/ Betty K. Meyers
                                   Betty K. Meyers, Individually


                                   MEYERS FAMILY LIMITED PARTNERSHIP,
                                   a Louisiana Limited Partnership

                                   By: Meyers Management Trust,
                                       General Partner

                                   By: /s/ Stuart J. Meyers
                                   Name: Stuart J. Meyers
                                   Title: Co-Trustee


Dated: June 19, 2002